Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

PROPERTY MANAGEMENT FRAMEWORK AGREEMENT

In order to comply with various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, on 19 December 2017, the Company has renewed the Property Management Framework Agreement with CSAGPMC for a term of three years commencing from 1 January 2018 to 31 December 2020.

As the applicable percentage ratios (other than the profits ratio) for the Property Management Framework Agreement are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Property Management Framework Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

1. PROPERTY MANAGEMENT FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 29 December 2014 where the Company announced that the Company and CSAGPMC have entered into the Existing Property Management Framework Agreement.

As the Existing Property Management Framework Agreement shall expire soon and the transactions contemplated thereunder will continue to be entered into on a recurring basis, the Company has entered into the new Property Management Framework Agreement with CSAGPMC on 19 December 2017 (after trading hours) for a term of three years from 1 January 2018 to 31 December 2020 to renew the property management transactions originally covered under the Existing Property Management Framework Agreement.

Subject Matter

Pursuant to the Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company’s leased properties in the airport terminal at new Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment and for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services for a term of three years commencing from 1 January 2018 to 31 December 2020.

To implement the property management transactions contemplated under the Property Management Framework Agreement, separate implementation agreement(s) will be entered into between the parties in respect of each of property management services, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the Property Management Framework Agreement. The management and maintenance services fee is payable within the time period set out in the invoice to be delivered to the Company.

The management and maintenance services fee shall be determined at an arm’s length basis between both parties and according to the market prices, which shall be determined with reference to the consultation by the Company with other certain property management companies in the property management market, taking into account the location, areas and types of the properties of the Company at the old Baiyun Airport and new Baiyun International Airport. The management and maintenance services fee charged should not be higher than the one charged by any independent third parties in the similar industries.

The Company will fund the management and maintenance services fee wholly by its internal resources.

Historical Figures and Annual Cap

The aggregate historical management and maintenance services fee incurred by the Group under the Property Management Framework Agreement were approximately RMB73 million, RMB70 million and RMB84.52 million (unaudited) for each of the two years ended 31 December 2015, 2016 and the period from 1 January to 30 November 2017, respectively. The previous annual cap for the Existing Property Management Framework Agreement was set at approximately RMB90 million, RMB92 million and RMB96 million for each of the three years from 2015 to 2017.

The annual cap for management and maintenance services fee payable pursuant to the Property Management Framework Agreement is set at RMB155 million for each of the three years ending 31 December 2018, 2019 and 2020, respectively.

The annual cap is determined at an arm’s length negotiation between both parties with reference to (i) the original annual caps, the actual transaction amount for 2015 and 2016, and the expected transaction amount for 2017 which will possible nearly reach the original annual cap; (ii) the substantial increase in the labour cost; and (iii) the expected substantial increase in the coverage of properties, including retirement employee management department buildings, certain office buildings and so on.

Reasons for and Benefits of entering into the Property Management Framework Agreement

CSAGPMC is familiar with the locations, functions, usage and other actual conditions of the Company’s properties at the old Baiyun Airport and the new Baiyun International Airport and has been able to assist the Group to make efficient and orderly use of its property resources based on its rich experience in property management. With the business development of the Company and its subsidiaries, certain buildings are newly added in the coverage of properties, and CSAGPMC can provide consistent property management services in respect of these buildings and properties under the Property Management Framework Agreement. The renewal of the Property Management Framework Agreement with CSAGPMC enables the CSAGPMC to ensure the consistent and high quality standard of the property management services to be continuously provided to the Group.

The Board (including the independent non-executive Directors) considers that the terms of the Property Management Framework Agreement and the cap in respect thereof are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

2. IMPLICATIONS UNDER THE LISTING RULES

CSAHC is the controlling shareholder of the Company, directly and indirectly holding approximately 50.59% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. CSAGPMC is a wholly-owned subsidiary of CSAHC, thus it is a connected person of the Company under the Listing Rules. The transactions contemplated under the Property Management Framework Agreement constitute continuing connected transactions for the Company under the Listing Rules.

Pursuant to the Listing Rules, as the applicable percentage ratios (other than the profits ratio) for the Property Management Framework Agreement are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Property Management Framework Agreement are only subject to the reporting, announcement and annual review requirements and exempt from the independent shareholders’ approval requirement under the Listing Rules.

Among the 11 Directors, five connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in respect of the resolution to approve the Property Management Framework Agreement. All the remaining six Directors who were entitled to vote, unanimously approved the resolutions approving the Property Management Framework Agreement.

3. GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

The principal business activity of CSAGPMC is that of management of real property.

DEFINITIONS

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAGPMC”	China Southern Airlines Group Property Management Company Limited, a wholly-owned subsidiary of CSAHC

“CSAHC”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Existing Property Management Framework Agreement”	the property management framework agreement dated 29 December 2014 entered into between the Company and GCSAPMC for a term of three years from 1 January 2015 to 31 December 2017

“Group”	the Company and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Property Management Framework Agreement”	the new framework agreement for the engagement of property management dated 19 December 2017 entered into between the Company and GCSAPMC for a term of three years from 1 January 2018 to 31 December 2020

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

By order of the Board of China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the PRC

19 December 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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